FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F      X               Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes                       No      X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes                       No      X
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes                       No      X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item

1	Material Fact dated February 7, 2007, regarding an interest held by Banco Santander Central Hispano S.A. in the share capital of Capitalia.

Item 1
MATERIAL FACT
Interest held by Banco Santander Central Hispano S.A. in the share capital of Capitalia
Banco Santander Central Hispano S.A., following specific request to such effect of Consob — Commissione Nazionale per le Società e la Borsa regarding the recent news reporting that Banco Santander Central Hispano S.A. would be holding shares representing the 6.25% of the share capital of Capitalia and that a not better specified portion of the said interest would have been purchased indirectly through Mr. Vincent Bolloré, hereby specifies that it does not hold any stake in the share capital of Capitalia other than that, representing in the aggregate the 1.89% of such share capital, which has been already communicated by its Chairman Mr. Emilio Botin on the occasion of the presentation of the 2006 results, nor has Banco Santander Central Hispano S.A. ever entered into any agreement for the acquisition of any such further stake with any third parties whatsoever.
Boadilla del Monte (Madrid) — Milan, 7th February 2007

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: February 12, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President